UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Open letter from Marcus Agius and John Varley - 26 January 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 26, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: January 26, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

This announcement is not for distribution directly or indirectly in or into any jurisdiction into which the same would be unlawful.

26th January 2009

BARCLAYS PLC

Open letter from Marcus Agius and John Varley

  SIGNIFICANT PRE TAX PROFITS IN 2008

  RECORD INCOME LEVELS ABSORB £8BN OF GROSS CREDIT MARKET WRITE DOWNS IN 2008 (£5BN NET)

  RELEASE OF RESULTS AGREED WITH AUDITORS BROUGHT FORWARD TO 9th FEBRUARY 2009

  CAPITAL RESOURCES WELL IN EXCESS OF REGULATORY REQUIREMENTS CREATE LARGE PERFORMANCE CUSHION

  NO FURTHER CAPITAL SUBSCRIPTION SOUGHT

In view of the events in the banking sector last week, we have decided to communicate now with employees, customers, clients, and shareholders in this open letter in order to address the principal causes of concern which we are hearing. Writing in this way ahead of the release of results is unusual, of course, but the turn of events is also unusual.

Our starting point is that Barclays has £36bn of committed equity capital and reserves; we are well funded, and we are profitable. However, we know that our stakeholders want to see the detailed figures for 2008 as quickly as possible.  To enable that, we will bring forward the release of our 2008 financial results, as agreed by our auditors, to Monday, 9th February.

When we announce our results for 2008, we will report a profit before tax for the year well ahead of the consensus estimate of £5.3bn. This is as reported in our statement to the stock market of 16th January. The profit is struck after all costs, impairment and market valuations. Whilst it includes a number of individually significant items, it mainly reflects strong operating profit generation.

The profit includes the gains arising from the acquisition of the Lehman Brothers North American business, and also the gain on the sale of our closed life business.

Also included in the 2008 results are some £8bn of gross write downs (£5bn net of own credit, hedging and attributable income) relating to credit market exposures in Barclays Capital. This amount is arrived at by applying year end valuations and marks to market. It is derived on a consistent basis with, and includes, the comparable numbers for the first half of 2008 which were £3.3bn gross and £2bn net. In the interests of clarity and transparency, we are reporting these numbers on a gross and net basis. We will provide extensive details as to the level of write downs and marks by asset class when we report our results on 9th February 2009.

Our ability to absorb this level of write downs is derived from the strong and diversified income performance in Barclays Capital and from the substantial revenue generation of our retail and commercial banking and investment management and wealth businesses in the rest of the Group. In other words, these figures demonstrate that although we have been heavily impacted by the credit crunch, our income generation was at a record level in 2008 and has enabled us to withstand this impact and still produce strong profits.

As a result of the capital raising announced on 31st October 2008, our capital base has been substantially strengthened in accordance with the capital plan agreed with the UK Financial Services Authority. In consequence, our year end capital ratios, expressed on a proforma basis to reflect the conversion of the Mandatorily Convertible Notes, are approximately 6.5% for the Equity Tier 1 ratio, and 9.5% for the Tier 1 ratio. These ratios are as we announced in our statement to the market of 16th January, and are computed after including the combined impacts on our risk weighted assets of the weakening of sterling and the pro-cyclical effects of the International Basel Accord.

On the basis of the above year end capital ratios, we calculate that the Group's Tier 1 capital exceeds the regulatory minimum required by the FSA by an amount equivalent to some £17bn in PBT. This scale of loss absorption capability, when looked at in the context both of the solid and diversified profitability of the Group during the stress test of 2008, and of the substantial write downs that we have taken, gives us confidence that our capital resources are sufficient to manage Barclays safely and prudently even in these difficult markets. For these reasons we confirm in this letter that we are not seeking subscription for further capital - either from the private sector or from the UK Government.

Our capital position could benefit further from two other sources, which we describe below.

First, on 19th January the UK Government announced a comprehensive package of measures designed to support the UK economy by helping borrowers and lenders. We welcome that package and, alongside other banks, have started a dialogue with the Tripartite Authorities which will enable us to determine the terms on which, and the extent to which, we would wish to insure certain assets on our balance sheet through the UK Treasury's asset protection scheme. The procuring of insurance would have the effect of reducing capital consumption (which would allow the writing of new business in the UK).

Second, the FSA has announced a programme of work to reduce significantly the requirement for additional capital resulting from the pro-cyclical effects of the International Basel Accord. That reduction would be a source of further ratio strengthening.

Before closing, we should say a word about current trading.  Recognising that 2009 is not yet a month old, and that the global economy will remain weak, we can tell you that customer and client activity levels have been high. As a result, we have had a good start to 2009. In particular the operating performance of Barclays Capital, benefitting as it is from the now completed integration of the Lehman business, has been extremely strong. The trends that lie behind the strong operating performance in Global Retail and Commercial Banking in 2008 are again observable in its performance in January.

We take this opportunity to thank the employees of Barclays for staying focused, and also to thank our customers and clients for their business.

Marcus Agius                                                John Varley
Chairman                                                         Group Chief Executive

-ENDS-

For further information please contact:

Investor Relations                                         Media Relations
Mark Merson                                                 Howell James
+44 (0) 20 7116 5752                                      +44 (0) 20 7116 6132

John McIvor
+44 (0) 20 7116 2929

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 150,000 people. Barclays moves, lends, invests and protects money for over 47 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-looking Statements

This announcement contains (or may contain) certain forward-looking statements with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'will', 'would', 'could', 'aim', 'anticipate', 'target', 'expect', 'envisage', 'estimate', 'intend', 'intention', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, profit before tax, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditure, expected capital ratios, plans with respect to dividend payments, and plans and objectives for future operations of Barclays and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made herein by or on behalf of Barclays speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms part of, this announcement.